

July 29, 2025

James Frakes
Chief Executive Officer
Aethlon Medical, Inc.
11555 Sorrento Valley Road
Suite 203
San Diego, CA 92121

Re: Aethlon Medical, Inc.
Draft Registration Statement on Form S-1
Filed July 25, 2025
CIK No. 0000882291

Dear James Frakes:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Dennis Doucette